UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JULY 29, 2013

DATE, TIME AND PLACE:

July 29, 2013, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez – Chairman of the Company´s Board of Directors; Mr. Celso Clemente Giacometti - Vice-Chairman of the Company´s Board of Directors; the Directors Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Sr. José Antonio Alvarez Alvarez via videoconference; and Independent Directors, Mr. José Roberto Mendonça de Barros and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Also present as guests, the Vice-President Executive Officer Mr. Carlos Alberto López Galán; the Coordinator of the Audit Committee, Mr. René Luiz Grande; and Mr. Gilberto Bizerra de Souza, partner of the Deloitte Touche Tohmatsu Auditores Independentes, were also attended to the meeting. The Director, Mr. José Manuel Tejón de Borrajo was absent by justified reason.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mrs. Ana Maria Imbiriba Corrêa, Company´s Executive Superintendent, to act as the Secretary.

AGENDA:

(a) To acknowledge the activities conducted by the Audit Committee of the economic-financial conglomerate Santander in Brazil, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company and its main points of the attention resulting from meetings and contained in the Report of the Audit Committee for the Company’s Financial Statements related to the half of the fiscal year ended on June 30, 2013; (b)  To approve the Company´s Financial Statements, related to the half of the fiscal year ended on June 30, 2013, by standard BRGAAP and by standard IFRS (International Financial Reporting Standards), as well as the documents that composes it, which means, the independent auditor´s opinion, and the Report of the Audit Committee; (c)   To approve the Tax Credit Realization Technical Study, related to the half of the fiscal year ended on June 30, 2013; (d)  To approve the new buyback program of Units or American Depositary Receipts (“ADRs”) of the Company (“Buyback Program”), pursuant to CVM Instruction No. 10 of February 14, 1980 (“CVM Instruction 10”) and to CVM Instruction No. 390 of July 8, 2003 (“CVM Instruction 390”); (e) To approve the modification of the Company’s Policy for Trading Securities; and (f)  To approve the modification on the Remuneration Policy of the Company’s Officers.

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[Free English Translation]

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(a)        Acknowledged, pursuant to Article 30, § 3, section X and §4 of the Company´s Bylaws and to article 17 of Resolution # 3.198 of May 27, 2004 of the National Monetary Council, the activities developed by the Audit Committee of the economic and financial conglomerate Santander in Brazil and its interactions with the internal areas and the internal auditors and independent of the Company, and the Report of the Audit Committee for the Financial Statements, related to the half of the fiscal year ended on June 30, 2013.

It is registered that Mr. René Luiz Grande, Audit Committee’s Coordinator, was on the meeting, in order to account for the item (a) of the Agenda.

(b)       Approved, pursuant to article 17, item VII, of the Company’s Bylaws the Company´s Financial Statements, related to the half of the fiscal year ended on June 30, 2013, the Company’s Financial Statements by standard  BRGAAP and the documents that composes it, which are: the Management Report, the balance sheet, the statements of profit and loss, the changes of the net equity and the added value and the disclosures, which were elaborated according to the Brazilian accounting practices, as well as the Brazilian Law of Corporations (Law #6,404), the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, and also the Company’s Financial Statements by standard IFRS (International Financial Reporting Standards) and the documents that composes it, which are: the Management Report, the balance sheet, the statements of profit and loss, the changes of the net equity and the added value and the disclosures, which were elaborated according to the international accounting regulation provided by the International Accounting Standards Board (IASB), according to the proposal made by the Executive Officers on the meeting held on July 26, 2013, at 9:00 a.m.. The Financial Statements and the documents that composes it, were subject to limited revision of the Independent Auditors and of the Audit Committee, as the reports of the independent auditors and of the Audit Committee presented to the Directors. Finally, the Board of the Directors authorized the Executive Officers to take any necessary measure as to release the Company´s Financial Statements approved herein, including the Independent Audit’s opinion and the resume of the Report of the Audit Committee, on the journals “Diário Oficial do Estado de São Paulo” and “Valor Econômico”, and upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC;

(c)        Approved the Tax Credit Realization Technical Study, for the purposes of item I, Art. 2, Circular # 3171, of December 30, 2002, of the Central Bank of Brazil, everything as proposed and approved by the Board of Executive Officers, according to the meeting held on July 26, 2013, at 9:00 a.m.;

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[Free English Translation]

It is registered that Mr. Carlos Alberto López Galán, Vice-President Executive Office of the Company, and Mr. Gilberto Bezerra de Souza, partner of the Deloitte Touche Tohmatsu Auditores Independentes, were on the meeting, in order to account for the items (b) and (c) of the Agenda.

(d)       Approved the new Buyback Program of (“Units”) or of the American Depositary Receipts (“ADRs”), each representing, 55 common shares and 50 preferred shares of the Company, or the ADRs by the Company or by the Company´s agency in Cayman; by the Aymoré Crédito, Financiamento e Investimento S.A and/or by the Sancap Investimentos e Participações S.A., which are companies from the Santander Conglomerate, to be held in treasury or subsequently sold. The Buyback Program shall comply with the following conditions:

(i) Scope and objective of the Buyback Program. The buyback the purpose of (1) maximize the value creation for shareholders through an efficient management of capital structure; (2) enabling the payment of directors, managerial employees and other employees of the Company and companies under its control, in according with Resolution # 3921, of November 25, 2010, of the National Monetary Council, pursuant to the Plan of Long-Term Incentive; and (3) enabling the risk management resulting from the rendering of market maker services by the Company in Brazil of certain index funds every time the Units are included in the portfolio of the reference index of such funds, pursuant to applicable regulation. Part of the repurchased Units shall be used by the Company exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to the Company´s risk management policy. The Units or the ADRs shall be purchased, on stock exchange, for their market price, debited from available balance of the Company´s Capital Reserve and Profit Reserve accounts.

(ii) Amount to be acquired: up to 76,008,403 Units, representing 4,180,462,165 common shares and 3,800,420,150 preferred shares or the ADRs (American Depositary Receipts) which, on June 30, 2013, correspond to approximately 2% of the outstanding shares, to be held by the Company or by the Company´s agency in Cayman; by the Aymoré Crédito, Financiamento e Investimento S.A and/or by the Sancap Investimentos e Participações S.A.

(iii) Term for the acquisition: 365 days counted from the end of term of the current program , which will end on August 24, 2013, which means that the current program, will start on August 24, 2013, and it will expire on August 24, 2014.

(iv) Amount of outstanding shares/Units:

Outstanding shares(*) on June 30, 2013
Security	SANB 11	SANB 3	SANB 4	Total
Common Shares	48,973,348,765	1,876,935,143	0	50,850,284,508
Preferred Shares	44,521,226,150	0	3,210,956,434	47,732,182,584

(*)According to the definition in CVM Instruction 10

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[Free English Translation]

(v) Amount of shares held in treasury: the Company held on June 30, 2013, 9,959,616 Units, which correspond to 547,778,880 common shares and 497,980,800 preferred shares in treasury; and

(vi) Authorized Brokers: in Brazil: Santander Corretora de Câmbio e Valores Mobiliários S.A., enrolled with the CNPJ/MF under No. 51.014.223/0001-49, with head office at Av. Presidente Juscelino Kubistchek, No. 2041 and 2235 – Part, 24th floor, Vila Olímpia, in the City and State of São Paulo. In USA: Santander Investment Securities Inc., U.S. registered broker-dealer incorporated under the laws of the State of Delaware, 45 east 53rd street, New York, NY, 10022.

(e)        Approved the modification of the Company’s Policy for Trading Securities, pursuant to the Brazilian Securities Commission Instruction #358, of January 3,2002, with the scope to set forth the possibility of selling the shares SANB11, received as part of  bonus, right after the lock-up period of each plan, for 30 days; and also in order to create the option of the individual plan of annual investment with specific rules; and, finally, to request the pre-approval and monitoring those operations and plans by the Company’s Compliance department;

(f)        Approved, pursuant to article 17, items XXXII and XXXIII, of the Company’s Bylaws, and with the recommendation of the Company’s Remuneration and Nomination Committee, the modification on the Remuneration Policy of the Company’s Officers.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, July 29, 2013. Marcial Angel Portela Alvarez – Chairman of the Company´s Board of Directors; Celso Clemente Giacometti - Vice-Chairman of the Company´s Board of  Directors; the Directors Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Sr. José Antonio Alvarez Alvarez via videoconference; and Independent Directors, Mr. José Roberto Mendonça de Barros and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Ana Maria Imbiriba Corrêa – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer